SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                FORM U-1/A

                              AMENDMENT NO. 5
                                    TO
                                 FORM U-1

                                APPLICATION

                                 UNDER THE

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                          Energy East Corporation
                  (formerly known as NGE Resources, Inc.)
                            One Commerce Plaza
                         Suite 2006A - 20th Floor
                          Albany, New York  12260
          (Name of company or companies filing this statement and
                  address of principal executive offices)


                             Daniel W. Farley
                        c/o Energy East Corporation
                            One Commerce Plaza
                         Suite 2006A - 20th Floor
                          Albany, New York  12260
                        Telephone:  (518) 434-3014
                (Names and addresses of agents for service)


                                Copies to:

                            Leonard Blum, Esq.
                          Huber Lawrence & Abell
                             605 Third Avenue
                         New York, New York 10158
                         Telephone:  (212)682-6200

                         Joanne Rutkowski, Esq.
                 LeBouef, Lamb, Greene & MacRae, L.L.P.
                      1875 Connecticut Avenue, N.W.
                         Washington, D.C.  20009
                       Telephone:  (202) 986-8000

     This Amendment No. 5 on Form U-1/A to the Form U-1 of Energy
East Corporation (formerly known as NGE Resources, Inc.) is being filed for the following purposes:

     1. To amend the first two paragraphs of Item 1. A. to read as follows:

Item 1.   Description of Proposed Transaction.

A. Introduction

     Energy East Corporation (formerly known as NGE Resources, Inc.), a New York corporation ("HoldCo"), seeks authorization from the Securities and Exchange Commission ("Commission") under Sections 3(a)(1), 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"), in connection with the proposed corporate reorganization of New York State Electric & Gas Corporation ("NYSEG"), a New York electric and gas utility company. The reorganization is being proposed as part of a comprehensive rate and restructuring plan to satisfy electric industry restructuring goals established by the Public Service Commission of the State of New York ("PSC"). Specifically, HoldCo hereby applies for the approval of the Commission pursuant to Section 9(a)(2) of the 1935 Act (i) to acquire all of the outstanding shares of common stock of NYSEG ("NYSEG Common Stock") pursuant to a Plan of Exchange ("Plan of Exchange"), a form of which is filed as Exhibit B-1 hereto, and (ii) to engage in the proposed transactions described in this application which will result in HoldCo owning all of the outstanding NYSEG Common Stock and all of the outstanding common stock of GenSub, a New York corporation ("GenSub"), which will become an "electric utility company" for purposes of the 1935 Act. In addition, HoldCo hereby applies pursuant to Section 3(a)(1) of the 1935 Act for an order exempting HoldCo and each of its subsidiary companies from all provisions of the 1935 Act (except for Section 9(a)(2) thereof).

     The proposed Plan of Exchange is anticipated to be implemented as soon as practicable after the Annual Meeting of the holders of NYSEG Common Stock ("Stockholders") currently expected to be held in April 1998. To facilitate this schedule, the applicant requests that the Commission issue an order in this matter by February 27, 1998. If the Stockholders approve the proposed Plan of Exchange and the requisite regulatory approvals are obtained, the share exchange pursuant to the Plan of Exchange will become effective upon the filing of a Certificate of Exchange by the Department of State of the State of New York ("Effective Time").

     2. To amend the second-to-last paragraph of Item 1. C. to read as follows:

     The consummation of the Reorganization, including the Plan of Exchange, is subject to various conditions. These conditions include the approval of the Commission under Section 9(a)(2) of the 1935 Act and the granting by the Commission of an exemption under Section 3(a)(1) of the 1935 Act as requested in this application, and the approval of the PSC, the FERC, and the NRC. The Plan of Exchange is subject to approval by the affirmative vote of two-thirds of the votes of the outstanding shares of NYSEG Common Stock at the Annual Meeting of Stockholders currently expected to be held in April 1998. Since the requisite order of the Commission is being obtained by this application, the vote of the holders of NYSEG Preferred Stock is not required in connection with the Plan of Exchange.

     3. To amend the first paragraph of Item 3. B. to read as follows:

Item 3.   Applicable Statutory Provisions.

B.  The Exemption under Section 3(a)(1)

     HoldCo does not intend to register as a holding company under the 1935 Act. As demonstrated below, HoldCo respectfully submits that it should be granted, by Commission order, an exemption under Section 3(a)(1) of the 1935 Act. Section 3(a)(1) of the 1935 Act makes available an exemption from all of the provisions of the 1935 Act (except for Section 9(a)(2) thereof) to a "holding company" if:

          such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

HoldCo will satisfy such requirements. HoldCo, NYSEG and GenSub all are organized and carry on, or in the case of HoldCo and GenSub will carry on, their business substantially in New York State (GenSub will sell some electricity at wholesale from certain of its generating stations into the Pennsylvania-New Jersey-Maryland Interconnection(PJM Power Pool)) and neither NYSEG, HoldCo nor GenSub will derive any material part of its income from a utility company that carries on its business and/or is organized outside of New York State. Neither NYSEG nor GenSub makes any electricity sales to retail customers outside of New York State.

     4. To amend the first sentence of Item 5 to read as follows:

     The Reorganization is anticipated to be implemented as soon as practicable after the Annual Meeting of Stockholders currently expected to be held in April 1998.

     5.  To amend Item 6 by adding the exhibit listed below:

Item 6.   Exhibits and Financial Statements.

     The following exhibit is being filed with this Amendment
No. 5:

NO.  DESCRIPTION                        METHOD OF FILING

F-1  Preliminary opinion of counsel.    Filed herewith.





                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 5 to be signed on its behalf by the undersigned thereunto duly authorized.



                                   Energy East Corporation



Date:  February 27, 1998          By      Daniel W. Farley
                                          Daniel W. Farley
                                          Secretary